August 12, 2005

via U.S. mail

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

Re:	ACE*COMM Corporation
Supplemental Letters concerning Amendment No. 1 to Registration
Statement on Form S-3
	Submitted July 12, July 19 and July 20, 2005
	File No. 333-124351

	Form 10-K for the fiscal year ended 6/30/2004, as amended
	Forms 10-Q for the quarterly periods ended 9/30/2004, 12/31/2004 and 3/31/2005
	File No. 0-21059

Dear Mr. Delmar:

	We have reviewed your letters dated July 12, July 19 and July 20, 2005 collectively responding to our comment letter dated July
7,
2005. We have the following accounting comments. As conveyed to your counsel, Hogan & Hartson, on August 12, 2005, we continue to evaluate your response to our prior comment 1, and comments, if any, will be forthcoming shortly.

Form 10-K/A for the fiscal year ended June 30, 2004

Financial Statements

Consolidated Statements of Operations, page F-5

Prior Comment No. 4

1. We note your response to prior comment number 4 in which you indicate that you plan to comply with Rule 5-03(b) of Regulation S-X on a going forward basis. In light of this noncompliance, tell us whether your officers continue to believe that your disclosure controls and procedures were effective as of June 30, 2004. Also indicate how this has impacted the officers` assessment of disclosure controls and procedures as of June 30, 2005. Provide the basis for your conclusions.
Note 12 - Mergers and Acquisitions, page F-17
Prior Comment No. 7

2. We note that in response to prior comment number 3 in your letter dated July 19, 2005 you indicate that you propose to amend your most recent Form 10-Q for the period ended March 31, 2005. In light of the fact that the Intasys acquisition occurred during the prior interim period presented in your Form 10-Q for the period ended March
31, 2005, tell us what consideration you have given to also including a discussion of IPR&D similar to the response to prior comment number
7 in your letter dated July 19, 2005.

      You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3497 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin, Staff
Attorney, at (202) 551-3444 with any questions on any other matters.
If you require further assistance, you may contact me at (202)
551-
3462 or Barbara C. Jacobs, Assistant Director at (202) 551-3730.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services

cc:	P. Hindin
	via facsimile
Steven Kaufman
Hogan & Hartson L.L.P.
	(F) (202) 637-5910
Steven R. Delmar
ACE*COMM Corporation
August 12, 2005
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